SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 2, 2009

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒      Form 40-F  ☐

Enclosures:

1.               Nokia stock exchange release dated January 23, 2009: Notice to the Annual General Meeting

2.               Nokia press release dated January 27, 2009: Nokia to acquire bit-side GmbH

STOCK EXCHANGE
RELEASE

January 23, 2009

Nokia Corporation

Stock exchange release

January 23, 2009 at 15.00 (CET +1)

Notice to the Annual General Meeting

Espoo, Finland - Notice is given to the shareholders of Nokia Corporation (the “Company”) to the Annual General Meeting to be held on Thursday, April 23, 2009 at 3:00 p.m. at Helsinki Fair Centre, Amfi Hall, Messuaukio 1, Helsinki, Finland. The reception of persons who have registered for the Meeting will commence at 2:00 p.m.

A. Matters on the agenda of the Annual General Meeting

At the Annual General Meeting, the following matters will be considered:

1. Opening of the Meeting

2. Matters of order for the Meeting

3. Election of the persons to confirm the minutes and to verify the counting of votes

4. Recording the legal convening of the Meeting and quorum

5. Recording the attendance at the Meeting and adoption of the list of votes

6. Presentation of the Annual Accounts 2008, the report of the Board of Directors and the Auditor’s report for the year 2008

•  Review by the CEO

7. Adoption of the Annual Accounts

8. Resolution on the use of the profit shown on the balance sheet and the payment of dividend

The Board proposes to the Annual General Meeting a dividend of EUR 0.40 per share for the fiscal year 2008. The dividend will be paid to shareholders registered in the Register of Shareholders held by Finnish Central Securities Depository Ltd on the record date, April 28, 2009. The Board proposes that the dividend be paid on or about May 13, 2009.

9. Resolution on the discharge of the members of the Board of Directors and the President from liability

10. Resolution on the remuneration of the members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the remuneration payable to the members of the Board to be elected at the Annual General Meeting for the term until the close of the Annual General Meeting in 2010 be unchanged from 2008 as follows: EUR 440 000 for the Chairman, EUR 150 000 for the Vice Chairman, and EUR 130 000 for each member. In addition, the Committee proposes that the Chairman of the Audit Committee and Chairman of the

Personnel Committee will each receive an additional annual fee of EUR 25 000, and other members of the Audit Committee an additional annual fee of EUR 10 000 each. The Corporate Governance and Nomination Committee proposes that approximately 40 % of the remuneration be paid in Nokia shares purchased from the market.

11. Resolution on the number of members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that the number of Board members be eleven.

12. Election of members of the Board of Directors

The Board’s Corporate Governance and Nomination Committee proposes to the Annual General Meeting that all current Board members be re-elected for the term until the close of the Annual General Meeting in 2010: Georg Ehrnrooth, Lalita D. Gupte, Bengt Holmström, Henning Kagermann, Olli-Pekka Kallasvuo, Per Karlsson, Jorma Ollila, Marjorie Scardino, Risto Siilasmaa and Keijo Suila. The Committee also proposes that Isabel Marey-Semper be elected as new member of the Board for the same term.

Ms. Marey-Semper is Chief Financial Officer, EVP responsible for Strategy at PSA Peugeot Citroën. With PhD in neuropharmacology and MBA as educational background, she has a diverse working experience, including Chief Operating Officer of the Intellectual Property and Licensing Business Units of Thomson and Vice President, Corporate Planning of Saint-Gobain.

13. Resolution on the remuneration of the Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that the external auditor to be elected at the Annual General Meeting be reimbursed according to the auditor’s invoice, and in compliance with the purchase policy approved by the Audit Committee.

14. Election of Auditor

The Board’s Audit Committee proposes to the Annual General Meeting that PricewaterhouseCoopers Oy be re-elected as the Company’s auditor for the fiscal year 2009.

15. Authorizing the Board of Directors to resolve to repurchase the Company’s own shares

The Board proposes that the Annual General Meeting authorize the Board to resolve to repurchase a maximum of 360 million Nokia shares by using funds in the unrestricted shareholders’ equity. Repurchases will reduce funds available for distribution of profits. The shares may be repurchased in order to develop the capital structure of the Company, to finance or carry out acquisitions or other arrangements, to settle the Company’s equity-based incentive plans, to be transferred for other purposes, or to be cancelled.

The shares can be repurchased either

a) through a tender offer made to all the shareholders on equal terms; or

b) through public trading and on such stock exchanges the rules of which allow the purchases. In this case the shares would be repurchased in another proportion than that of the current shareholders.

It is proposed that the authorization be effective until June 30, 2010 and the authorization is proposed to terminate the authorization resolved by the Annual General Meeting on May 8, 2008.

16. Closing of the Meeting

B. Documents of the Annual General Meeting

The proposals of the Board of Directors and its Committees relating to the agenda of the Annual General Meeting as well as this notice are available on the Company’s website at www.nokia.com/agm. The document Nokia in 2008 which includes the Company’s annual accounts, the review of the Board of Directors and the auditor’s report, is scheduled to be available on the above-mentioned website on week 12. The proposals of the Board of Directors and the annual accounts are also available at the Meeting. Copies of these documents and of this notice will be sent to shareholders upon request.

C. Instructions for the participants in the Annual General Meeting

1. The right to participate and registration

Each shareholder, who is registered on April 9, 2009 in the Register of Shareholders of the Company held by Finnish Central Securities Depository Ltd., has the right to participate in the Annual General Meeting. A shareholder, whose shares are registered on his/her personal book-entry account, is registered in the Register of Shareholders of the Company. A shareholder, who wants to participate in the Annual General Meeting, shall register for the Meeting by giving a prior notice of participation no later than April 17 at 4:00 p.m. (Finnish time) by which time the registration needs to arrive in the Company. Such notice can be given:

a) through Nokia’s website at www.nokia.com/agm (available only for directly registered shareholders);

b) by telephone to +358 7180 34700 from Monday to Friday at 10:00 a.m. - 4:00 p.m. (Finnish time).

c) by telefax to +358 7180 38984; or

d) by letter to the Registry of Shareholders, Nokia Corporation, P.O. Box 226, Fl-00045 NOKIA GROUP.

In connection with the registration, a shareholder shall notify his/her name, personal identification number, address, telephone number and the name of a possible assistant.

Pursuant to chapter 5, section 25 of the Company’s Act, a shareholder who is present at the Annual General Meeting has the right to request information with respect to the matters to be considered at the Meeting.

2. Proxy representative and powers of attorney

A shareholder may participate in the Annual General Meeting and exercise his/her rights at the Meeting by way of proxy representation. A proxy representative shall produce a dated proxy document or otherwise in a reliable manner demonstrate his/her right to represent the shareholder at the Annual General Meeting. Possible proxy documents should be delivered in originals to Nokia’s Registry of Shareholders before the last date for registration.

3. Holders of nominee registered shares

A holder of nominee registered shares, who wants to participate in the Annual General Meeting, must be entered into the Register of Shareholders of the Company on April 9, 2009 the record date of the Meeting. A holder of nominee registered shares is advised to request necessary instructions regarding the registration in the Register of Shareholders of the Company, the issuing of proxy documents and registration for the Annual General Meeting from his/her custodian bank. Further information on these matters can also be found on the Company’s website www.nokia.com/agm.

4. Other instructions and information

On the date of this notice to the Annual General Meeting January 22, 2009 the total number of shares in Nokia Corporation is 3 800 948 552 shares and the total number of votes in Nokia Corporation is

3 800 948 552  votes.

The Meeting will be conducted in Finnish, and simultaneous translation will be available into Swedish and English.

Espoo, January 22, 2009

BOARD OF DIRECTORS

Media and Investor Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

Investor Relations Europe

Tel. +358 7180 34289

Investor Relations US

Tel. +1 914 368 0555

www.nokia.com

PRESS RELEASE

January 27, 2009

Nokia to acquire bit-side GmbH

Espoo, Finland/Berlin, Germany - Nokia and bit-side GmbH today announced that an agreement has been signed for Nokia to acquire substantially all assets of bit-side. Bit-side is a privately owned Berlin-based professional services and software company with 39 employees. By acquiring bit-side Nokia will strengthen and accelerate its mobile development for Nokia Maps.

“Acquiring bit-side enables Nokia to offer consumers the world-leading mobile location applications, such as Maps, along with routing and navigation at an accelerated speed” said Michael Halbherr, vice president and head of social location, Nokia. “Nokia has been working with bit-side since 2007, and bit-side has become a strategic development partner to Nokia.”

“Nokia believes that context plays a pivotal role in the evolution of the Internet. To make the Internet truly personal, Nokia is building the ability for people to always know where they are and what is around them. Moreover, to know where their friends are and what they are doing and how they are feeling. Nokia calls this social location,” said Michael Halbherr, vice president and head of social location, Nokia.

“Joining Nokia, the world leader in mobility, is an exciting opportunity for us,” says Thom Brenner, managing director & partner, bit-side GmbH. “Our small team has brought many innovative mobile products to life and being part of Nokia will be like a catalyst to this.  We share Nokia’s visions, on social and location related services and the future of their enabling technologies.”

The transaction is subject to customary closing conditions and is expected to be completed in the first quarter of 2009. Bit-side will be integrated to Nokia’s Services unit.

About Nokia

Nokia is the world leader in mobility, driving the transformation and growth of the converging Internet and communications industries. We make a wide range of mobile devices with services and software that enable people to experience music, navigation, video, television, imaging, games, business mobility and more. Developing and growing our offering of consumer Internet services, as well as our enterprise solutions and software, is a key area of focus. We also provide equipment, solutions and services for communications networks through Nokia Siemens Networks.

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding: A) the timing of product, services and solution deliveries; B) our ability to develop, implement and commercialize new products, services, solutions and technologies; C) expectations regarding market growth, developments and structural changes; D) expectations regarding our mobile device volume growth, market share, prices and margins; E) expectations and targets for our results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of contemplated acquisitions on a timely basis and our ability to achieve the set targets upon the completion of such acquisitions; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions are forward-looking statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the deteriorating global economic conditions and the related financial crisis and their impacts on us, our customers, suppliers, and collaborative partners; 2) competitiveness of our product, service and solutions portfolio; 3) the extent of the growth of the mobile communications industry; 4) the growth and profitability of the new market segments that we target and our ability to successfully develop or acquire and market products, services and solutions in those segments; 5) our ability to successfully manage costs; 6) the intensity of competition in the mobile communications industry and our ability to maintain or improve our market position or respond successfully to changes in the competitive landscape; 7) the impact of changes in technology and our ability to develop or otherwise acquire complex technologies as required by the market, with full rights needed to use; 8) timely and successful commercialization of complex technologies as new advanced products, services and solutions; 9) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we

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have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products, services and solution offerings; 10) our ability to protect numerous Nokia and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 11) Nokia Siemens Networks’ ability to achieve the expected benefits and synergies from its formation to the extent and within the time period anticipated and to successfully integrate its operations, personnel and supporting activities; 12) whether, as a result of investigations into alleged violations of law by some current or former employees of Siemens AG (“Siemens”), government authorities or others take further actions against Siemens and/or its employees that may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks, or there may be undetected additional violations that may have occurred prior to the transfer, or ongoing violations that may have occurred after the transfer, of such assets and employees that could result in additional actions by government authorities; 13) any impairment of Nokia Siemens Networks customer relationships resulting from the ongoing government investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; 14) occurrence of any actual or even alleged defects or other quality issues in our products, services and solutions; 15) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products, services and solutions; 16) inventory management risks resulting from shifts in market demand; 17) our ability to source sufficient amounts of fully functional components and sub-assemblies without interruption and at acceptable prices; 18) any disruption to information technology systems and networks that our operations rely on; 19) developments under large, multi-year contracts or in relation to major customers; 20) economic or political turmoil in emerging market countries where we do business; 21) our success in collaboration arrangements relating to development of technologies or new products, services and solutions; 22) the success, financial condition and performance of our collaboration partners, suppliers and customers; 23) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Chinese yuan, the UK pound sterling and the Japanese yen, as well as certain other currencies; 24) the management of our customer financing exposure; 25) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 26) unfavorable outcome of litigations; 27) our ability to recruit, retain and develop appropriately skilled employees; 28) the impact of changes in government policies, laws or regulations; and 29) our ability to effectively and smoothly implement our new organizational structure; as well as the risk factors specified on pages 10-25 of Nokia’s annual report on Form 20-F for the year ended December 31, 2007 under “Item 3.D Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

bit-side

Media and analyst contact:

Thomas Brenner

+49 30 394054 - 0

Email: presse@bit-side.com

www.bit-side.com

Nokia

Communications

Tel. +358 7180 34900

Email: press.services@nokia.com

www.nokia.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 2, 2009	Nokia Corporation

By:	/s/ Kaarina Ståhlberg
	Name:	Kaarina Ståhlberg
	Title:	Assistant General Counsel